Page 9 of 10 Pages

                                                                       Exhibit 2

                         CASUARINA CAYMAN HOLDINGS, LTD.
                               207 Grandview Drive
                             Fort Mitchell, KY 41017

                                                               November 16, 1999

Lodgian, Inc.
3445 Peachtree Road, NE
Suite 700
Atlanta, GA 30326
Attention: Mr. Robert S. Cole,
President and Chief Executive Officer

Dear Mr. Cole:

         I wanted to thank you for meeting with us last Wednesday. I thought our discussions were productive and hope they will lead to a transaction where we could provide Lodgian, Inc. ("Lodgian") stockholders with a transaction that maximizes shareholder value. The purpose of this letter is to express, for the benefit of your Board, our and our affiliates' interest in acquiring all of the capital stock of Lodgian on a mutually satisfactory basis.

         Our review of publicly available information concerning your company and our knowledge of the industry has left us with the belief that Lodgian's financial performance and its stock price do not reflect the potential value inherent in its business. We believe an acquisition of Lodgian by us at this time to be an attractive opportunity that would be highly beneficial to your stockholders.

         We believe, subject to due diligence, that we would be in a position to offer to acquire Lodgian for $6.50 per share in cash, thereby providing your shareholders with more than a 48 percent premium over the closing share price on the day before we met last week. As the largest full-service Marriott franchisee and owner-operator of 41 full-service hotels (with 4 more in construction), we and our affiliates are confident that we have the size, capital resources and hotel operating track record to deliver this premium valuation. In order to confirm this valuation and complete our financing arrangements, we obviously need access to non-public information and the assistance of you and your management.

         Accordingly, we request that you make such information available to us so that we can present our best possible proposal to you and your shareholders, which may ultimately be more than the amount set forth above. In any event, we request that you make available to us any pertinent information which is available to your management or is made available to your investment bankers or third parties for the purpose of evaluating or pursuing alternative transactions.

         We believe we are in a position to offer greater value to your shareholders than any alternative acquiror. We also believe that in light of your fiduciary responsibilities, you cannot erect obstacles which prevent shareholders from having a fair opportunity to consider and respond to our proposal. As
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your advisors will undoubtedly make you aware, your fiduciary duties require that you not take any steps which would tend to entrench management or tilt the playing field in favor of management or any other bidder without giving us a fair and equal opportunity to compete.

         We have devoted substantial time and attention to our analysis of an acquisition of Lodgian and are completely confident that such a transaction can be completed expeditiously. We are certain you will find our proposed valuation fair and generous--indeed compelling--to Lodgian's shareholders. Accordingly, we believe that, in the exercise of your fiduciary duties, you need to give our proposal a fair hearing.

         We are prepared to meet promptly with you and your representatives to answer any questions you may have about our proposal and to negotiate a mutually beneficial transaction. You may reach me at our office (513-861-6700). As you can appreciate, with a proposal of this kind, time is of the essence. We will expect to hear from you, as you informed us we would, on Friday, November 19, 1999.

         We believe that it is highly desirable to be able to discuss an acquisition of your company on a confidential basis. However, due to our status as a Schedule 13D filer, please be advised that we must promptly file a copy of this letter with an amendment to our Schedule 13D filing. Such public disclosure is not intended to impede the direct friendly negotiations we seek.

         We look forward to hearing from you.

                                                Very truly yours,


                                                /s/ William J. Yung
                                                -------------------
                                                William J. Yung
                                                President